Exhibit 99.1

Atlas Announces Pricing of Seaspan’s

$175 Million 3.75% Exchangeable Senior Notes Offering

LONDON, UK — December 17, 2020 – Atlas Corp. (“Atlas”) (NYSE: ATCO) announced that its wholly-owned subsidiary, Seaspan Corporation (“Seaspan”), priced an offering (the “Offering”) of $175.0 million aggregate principal amount of 3.75% exchangeable senior notes due 2025 in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). Seaspan also granted the initial purchasers of the notes an option to purchase up to an additional $26.25 million aggregate principal amount of notes. The sale of the notes is expected to close on December 21, 2020, subject to customary closing conditions. The notes will be exchangeable under certain circumstances at the option of the holders into Atlas common shares, par value $0.01 per share (“Atlas shares”), cash, or a combination of Atlas shares and cash, at Seaspan’s election, unless the notes have been previously repurchased or redeemed by Seaspan. The exchange rate will initially equal 76.8935 Atlas shares per $1,000 principal amount of notes (equivalent to an initial exchange price of approximately $13.01 per Atlas share). The exchange rate will be subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. After giving effect to the cap price established in the capped call transactions described in more detail below entered into by Seaspan concurrently with the pricing of the notes, the initial effective exchange price on the notes of $17.85 per Atlas share will represent a premium of approximately 75% over the last reported sale price of the Atlas shares of $10.20 per share on the New York Stock Exchange on December 16, 2020.

The notes will be Seaspan’s senior unsecured obligations and will accrue interest payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2021, at a rate of 3.75% per year. The notes will not be guaranteed by Atlas or any of its or Seaspan’s respective subsidiaries. The notes will mature on December 15, 2025, unless earlier exchanged, repurchased or redeemed. The effective interest cost to the company over the term of the notes, after giving effect to the net cost of the capped call transactions described below, will be approximately 5.5% per year.

Seaspan may redeem the notes, at its option, in whole or in part, on any business day on or after December 20, 2023 and prior to September 15, 2025, if the last reported sale price of Atlas shares has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending within three trading days immediately preceding the date on which Seaspan provides notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

In connection with the pricing of the notes, Seaspan entered into privately negotiated capped call transactions with one or more of the initial purchasers of the notes or their respective affiliates and/or other financial institutions having an expiration date that is the same as the maturity date of the notes. The capped call transactions would cover, subject to anti-dilution adjustments substantially similar to those applicable to the notes, the number of Atlas shares underlying the notes and are expected generally to reduce the potential dilution to Atlas shares upon any exchange of notes and/or offset any cash payments Seaspan is required to make upon exchange of the notes in excess of the principal amount thereof in the event that the market value per Atlas share, as measured under the capped call transactions, is greater than the strike price of the capped call transactions, with such reduction and/or offset being subject to a cap. The cap price of the capped call transactions will initially be $17.85 per share, which represents a premium of approximately 75% over the last reported sale price of the Atlas shares of $10.20 per share on the New York Stock Exchange on December 16, 2020. If the initial purchasers of the notes exercise their option to purchase additional notes, Seaspan expects to enter into additional capped call transactions with the option counterparties.

Seaspan expects that, in connection with establishing its initial hedges of the capped call transactions, the counterparties to the capped call transactions or their respective affiliates will enter into various derivative transactions with respect to the Atlas shares and/or purchase Atlas shares concurrently with or shortly after the pricing of the notes. This activity could increase (or reduce the size of any decrease in) the market price of the Atlas shares or the notes at that time. In addition, Seaspan expects that the counterparties to the capped call transactions or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the Atlas shares and/or by purchasing or selling Atlas shares or other securities of Atlas in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during any observation period related to an exchange of the notes). This activity could also cause or avoid an increase or a decrease in the market price of the Atlas shares or the notes, which could affect the ability of holders to exchange their notes and, to the extent the activity occurs during any observation period related to an exchange of the notes, it could affect the amount of cash that holders will receive upon exchange of their notes.

Seaspan estimates that the net proceeds from the Offering will be approximately $170.4 million (or approximately $196.0 million if the initial purchasers exercise their option to purchase additional notes in full), after deducting the initial purchasers’ commission and Seaspan’s estimated offering expenses. Seaspan intends to use a portion of the net proceeds from the Offering to pay the net cost of the capped call transactions and for general corporate purposes, which may include funding acquisitions, repayment of debt, capital expenditures, potential acquisitions and partially financing the pre-delivery of payments for Seaspan’s recently announced newbuilding vessels.

Neither the notes nor the Atlas shares issuable upon exchange of the notes have been registered under the Securities Act or any state securities laws, and unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws. Accordingly, the notes are being offered and sold only to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A under the Securities Act). Atlas has agreed to file a registration statement covering resales of the Atlas shares issuable upon exchange of the notes with the Securities and Exchange Commission.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the notes in any jurisdiction in which the offer, solicitation or sale of the notes would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Atlas

Atlas is a leading global asset management company, differentiated by its position as a best-in-class owner and operator with a focus on deploying capital to create sustainable shareholder value. Atlas brings together an experienced asset management team with deep operational and capital allocation experience. We target long-term, risk adjusted returns across high-quality infrastructure assets in the maritime sector, energy sector and other infrastructure verticals. Our two portfolio companies, Seaspan Corporation and APR Energy are unique, industry-leading operating platforms in the global maritime and energy spaces, respectively.

About Seaspan

Seaspan is a leading independent owner and operator of containerships with industry leading ship management services. We charter our vessels primarily pursuant to long-term, fixed-rate, time charters to the world’s largest container shipping liners. As of today, Seaspan’s fleet consists of 127 containerships, representing total capacity of approximately 1,073,000 TEU with $4.0 billion of contracted revenue as of September 30, 2020. Seaspan’s operating fleet of vessels has an average age of approximately 7 years and an average remaining lease period of approximately 4 years, on a TEU-weighted basis.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including statements regarding the Offering and capped call transactions, the potential terms thereof, and the use of any proceeds if the Offering is successful. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. With respect to the Offering, such uncertainties and circumstances include whether Seaspan will consummate the Offering, the terms of the capped call transactions and the use of the net proceeds from the Offering. Various factors could also adversely affect Seaspan’s operations, business or financial results in the future and cause Seaspan’s actual results to differ materially from those contained in the forward-looking statements, including those factors detailed from time to time in Atlas’s periodic reports and filings with the Securities and Exchange Commission, including Atlas’s Annual Report on Form 20-F for the year ended December 31, 2019 and Atlas’s Reports on Form 6-K furnished on November 10, 2020 and December 16, 2020. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.